[redacted]

08027561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kershner Trading Group, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 B Kramer Lane, Suite 200
(No. and Street)

Austin	Texas	78758
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kershner Trading Group, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JoAnn Cass
Notary Public, State of Texas
My Commission Expires:
March 27, 2010

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KERSHNER TRADING GROUP, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2007

KERSHNER TRADING GROUP, L.L.C.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
Kershner Trading Group, L.L.C.

We have audited the accompanying consolidated statement of financial condition of Kershner Trading Group, L.L.C. as of December 31, 2007 and the related consolidated statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kershner Trading Group, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 26, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

KERSHNER TRADING GROUP, L.L.C.
Consolidated Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 329,359
Receivable from broker-dealers and clearing organizations	9,292,998
Securities owned, at market value	6,957,464
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation of $2,637,847	1,611,021
Other assets	281,187
	$ 18,472,029

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 303,230
Accrued payroll	4,013,489
Other accrued expenses	624,418
Securities sold, not yet purchased	1,802,101
	6,743,238
Members' equity	11,728,791
	$ 18,472,029

The accompanying notes are an integral part of these consolidated financial statements.

KERSHNER TRADING GROUP, L.L.C.
Consolidated Statement of Income
For the Year Ended December 31, 2007

Revenues:	
Gains on securities trading account	$ 42,023,853
Interest income	212,739
Other income	340,610
	42,577,202
Expenses:	
Salaries and other employment costs	5,103,359
Commissions and clearance paid other broker	3,919,430
Communications	2,378,027
Occupancy and equipment costs	1,117,497
Promotional costs	393,050
Regulatory fees and expense	93,523
Other expenses	1,014,938
Trading profits distributed to members	21,978,307
	35,998,131
Income before income taxes	6,579,071
Provision for income taxes	20,467
Net income	$ 6,558,604

The accompanying notes are an integral part of these consolidated financial statements.

KERSHNER TRADING GROUP, L.L.C.
Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

	Class A Member	Class B Member	Special Class B Member	Class C Members	Class D Members	Class E Members	Total
Balance at December 31, 2006	$ 5,830,187	$ -0-	$ 43,469	$ -0-	$ -0-	$ -0-	$ 5,873,656
Capital contribution	1,000,000	-0-	-0-	-0-	-0-	-0-	1,000,000
Capital distribution	(1,660,000)	-0-	(43,469)	-0-	-0-	-0-	(1,703,469)
Net income	5,618,259	253,405	86,524	556,124	-0-	44,292	6,558,604
Balance at December 31, 2007	$ 10,788,446	$253,405	$ 86,524	$556,124	$ -0-	$ 44,292	$11,728,791

The accompanying notes are an integral part of these consolidated financial statements.

KERSHNER TRADING GROUP, L.L.C.
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2007	$	-0-

The accompanying notes are an integral part of these consolidated financial statements.

KERSHNER TRADING GROUP, L.L.C.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 6,558,604
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	513,287
Change in assets and liabilities:	
Increase in receivables from broker-dealers and clearing organizations	(5,057,246)
Increase in securities owned, at market value	(3,931,746)
Decrease in other assets	76,163
Increase in accounts payable	71,462
Increase in accrued payroll	2,700,425
Increase in other accrued expenses	1,444,357
Decrease in securities sold, not yet purchased	(224,930)
Net cash provided (used) by operating activities	2,150,376
Cash flows from investing activities:	
Furniture, equipment and leasehold improvements purchases	(1,471,485)
Net cash provided (used) by investing activities	(1,471,485)
Cash flows from financing activities:	
Capital contribution	1,000,000
Capital distributions	(1,703,469)
Net cash provided (used) by financing activities	(703,469)
Net decrease in cash	(24,578)
Cash at beginning of year	353,937
Cash at end of year	$ 329,359
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Kershner Trading Group, L.L.C. (the "Company"), a Delaware Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kershner Technology and Innovation, L.L.C., which was formed in order to purchase trading software used by the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company's members have limited personal liability for the obligation or debt of the Company. The Company dissolves in September 2051, unless earlier dissolved in accordance with the limited liability company agreement (the "Agreement").

Purchases and sales of securities are recorded on a trade date basis. Gains/losses on securities trading account and the related trading costs or execution costs are recorded on a trade date basis.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated life of the improvements.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 - Summary of Significant Accounting Policies, continued

and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for income taxes in certain states.

Note 2 - Recent Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of the new standard are to be applied prospectively for most financial instruments and retrospectively for others as of the beginning of the fiscal year in which the standard is initially applied. The Company is evaluating the effect, if any, that the adoption of SFAS 157 will have on its financial statements.

Note 3 - Equity Allocations

The Company's Agreement provides for the following classes of members of the Company:

Class A – The sole member of Class A is Overunder, LLC, a Delaware limited liability company ("Overunder"). Overunder is also the managing member of the Company.

Class B – The members of this Class B are designated by Overunder and are compensated according to a separate agreement outlining each Class B member's rights, responsibilities and obligations with respect to the Company.

Special Class B – The members of this Class B are designated by Overunder and are technology managers who provide administrative and technology management support and are compensated according to a separate agreement outlining each Special Class B member's rights, responsibilities and obligations with respect to the Company.

Class C – The members of this Class C are designated by Overunder and are traders and trader coaches of the Company. Each Class C member is compensated pursuant to the Trader Payout compensation plan and/or Senior Trader Payout training plan in effect.

Note 3 - Equity Allocations, continued

Class D – The members of this Class D are designated by Overunder and are traders compensated pursuant to the Trader Payout compensation plan in effect.

Class E – The members of this Class E are designated by Overunder and are persons who provide administrative or technical support to the Company and are compensated according to a separate agreement describing each Class E member's obligations and responsibilities with respect to the Company.

The above payments are distributed and allocated prior to computation of any profits or losses of the Company. The Company reflects these amounts as expenses in the accompanying consolidated financial statements. All profits or losses left over after distribution of trading and training profits to traders are, in general, allocated as follows:

Losses – To be allocated among the members pro rata in accordance with their respective percentage interest. The losses so allocated cannot take a member's capital account below zero. If such situation occurs, the excess loss shall be allocated to the other members in accordance with their respective positive percentage interest.

Profits – To be allocated to C, D and E members based on points earned in a profit sharing and carried interest program and to A, B, Special B based on their ownership percentage interest. Ownership percentage interest is determined by the number of options granted to class B and Special B members.

Preferred Return – Capital contributed for operations and profits undistributed as cash increase a partner's capital account. Capital accounts with positive balances earn a preferred return. The preferred return is computed monthly by multiplying an interest rate as defined in the Agreement times each partner's positive capital account. The Company's net income in 2007 was sufficient to offset accumulated and unpaid preferred return to the Class A member of $3,622,137. The remaining unallocated earnings of $2,936,467 were allocated to all members in accordance with the Company's agreement.

As of December 31, 2007, the Company had Class B, Special B, C, D, and E members that had contributed subscriptions receivable of $142,655 which are not reflected on the balance sheet. The Company does not reflect these contributions until they are received in cash.

Upon liquidation, proceeds remaining after all prior claims and allocations shall be distributed proportionately within each class to those members with positive capital balances.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $8,768,385 and net capital requirements of $329,409. The Company's ratio of aggregate indebtedness to net capital was .56 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to its members can be made under a capital distribution policy approved by the class A member. Periodic distributions approved by the class A member may be made to enable the members to pay federal income taxes on company profits, among other purposes.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Employee Benefits

The Company has a 401(k) Plan (the "Plan") for the benefit of substantially all employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to the maximum allowable amount by law to the Plan. The Plan provides for contributions by the Company of up to 4% of each eligible associate's wages. Company's contributions to a participant's account immediately vest. The Company's contributions to the Plan for the year ended December 31, 2007 were $149,358 and are reflected in salaries and other employment costs.

Note 7 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Note 7 - Operating Leases, continued

Year ending December 31,	
2008	$ 256,457
2009	266,104
2010	275,751
2011	285,399
2012	295,046
Thereafter	330,151
	$ 1,708,908

Rental expense for the year ended December 31, 2007 was $325,973 and is reflected in occupancy and equipment costs.

Note 8 - Furniture, Equipment and Leasehold Improvements

The classes of furniture, equipment and leasehold improvements are as follows:

Office equipment	$ 116,265
Furniture and fixtures	301,812
Computer equipment	2,520,782
Software	836,986
Leasehold improvements	473,023
	4,248,868
Less: accumulated depreciation	(2,637,847)
	$ 1,611,021

Depreciation expense for the year ended December 31, 2007 was $513,287 and is reflected in occupancy and equipment costs.

Note 9 - Concentration Risk

At December 31, 2007 and various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's

Note 10 - Commitment and Contingencies, continued

customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is subject to legal claims that may arise from time to time in the normal course of business that, in the opinion of management, will not have a material effect on the Company's results of operations.

Note 11 - Related Party Transactions

On July 14, 2007, the Company entered into a services agreement with an entity (the "Affiliate") that is owned by the Class A member of the Company. Under the services agreement, the Company is to provide administration, customer and product support services and facilities to the Affiliate. The Company received $90,000 for setup and legal fees in 2007, and the Company receives a monthly service fee of $9,245 under the services agreement. The services agreement expires on July 14, 2008. As of December 31, 2007, the Company's receivable from the Affiliate was $48,490.

Note 12 - Subsequent Event

In February 2008, the Company determined that it would distribute to Class B, C, D, and E members 50% of their respective share of 2007 allocated income on or about March 14, 2008.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2007

Schedule I

KERSHNER TRADING GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 11,728,791
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		11,728,791
Deductions and/or charges		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$ 1,611,021	
Other assets	281,187	(1,892,208)
Net capital before haircuts on securities positions		9,836,583
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities owned		(1,054,437)
Excess deductible on fidelity bond coverage		(7,000)
Options		(6,761)
Net capital		$ 8,768,385

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 303,230
Accrued payroll	4,013,489
Other accrued expenses	624,418
Total aggregate indebtedness	$ 4,941,137

Schedule I (continued)

KERSHNER TRADING GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 329,409
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 329,409
Net capital in excess of required minimum	$ 8,438,976
Excess net capital at 1000%	$ 8,274,271
Ratio: Aggregate indebtedness to net capital	.56 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

KERSHNER TRADING GROUP, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Goldman Sachs Execution & Clearing, L.P.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Kershner Trading Group, L.L.C.

In planning and performing our audit of the consolidated financial statements and supplemental information of Kershner Trading Group, L.L.C. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's consolidated financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2008

END